SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated September 17, 2003

Instrumentarium Corporation

(Translation of Registrant’s Name Into English)

Kuortaneenkatu 2
FIN-00510 Helsinki, Finland

(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X	Form 40-F

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No X

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________)

Enclosure:	ANNOUNCEMENT OF REGULATORY APPROVALS FOR GE ACQUISITION OF INSTRUMENTARIUM

SIGNATURES

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Instrumentarium Corporation

Date: September 17, 2003	By:	/s/ Matti Salmivuori Chief Financial Officer

Date: September 17, 2003	By:	/s/ Juhani Lassila Group Treasurer

STOCK EXCHANGE RELEASE 16/03

September 17, 2003 at 8.40 a.m. 1(2)

ANNOUNCEMENT OF REGULATORY APPROVALS FOR GE ACQUISITION OF INSTRUMENTARIUM

General Electric Company has today made the following notification to Instrumentarium Corporation regarding its tender offer to acquire all outstanding shares and options in Instrumentarium Corporation and related regulatory processes:

GE RECEIVES FINAL REQUIRED REGULATORY APPROVALS FOR INSTRUMENTARIUM ACQUISITION

TENDER OFFER SET TO EXPIRE SEPTEMBER 30, 2003

General Electric Company (NYSE: GE), through its GE Medical Systems division, today announced that it has received the final remaining required regulatory approvals for GE’s acquisition of Instrumentarium Corporation (HEX: INS1V.HE, Nasdaq: INMRY).

With receipt of these final required regulatory approvals, including those of the U.S. Department of Justice and the Canadian Competition Bureau, and with the European Commission’s previously announced approval, GE’s tender offer for all Instrumentarium shares and options has been set to expire September 30, 2003, at 5 p.m. Finnish time (10 a.m. New York City time).

In order to address issues raised by regulatory bodies, GE has agreed to divest the Ziehm surgical C-arm business of Instrumentarium. GE also reconfirmed its agreements with the European Commission to divest Instrumentarium’s Spacelabs patient monitoring business, and to maintain on a global basis GE’s and Instrumentarium’s current practice of open interfaces for the products covered by the commitments.

GE will announce the results of the tender offer on or about October 6, 2003. Provided that the minimum condition regarding the acceptance level is met, tendering shareholders and option holders will receive payment of the offer price on or about October 14, 2003.

For additional information on the tender offer, or to obtain copies of the tender offer materials, Instrumentarium shareholders may contact Nordea Securities at +358 9 4785 031 and ADR holders may contact Morrow & Co., Inc., by calling toll-free from within the U.S. (800) 607-0088, or collect from outside the United States +1 212-754-8000. Tender offer materials are available on the Internet at nordeasecurities.com. English language versions of the tender offer materials have been furnished to the U.S. Securities and Exchange Commission and are available on its Web site at sec.gov.

About Instrumentarium Corporation Instrumentarium is a leading international medical technology company, headquartered in Helsinki, Finland. Instrumentarium currently derives approximately 80% of sales from its Anesthesia and Critical Care operations and additionally operates in Diagnostic Imaging and Infant Care. For more information, visit www.instrumentarium.com.

STOCK EXCHANGE RELEASE 16/03

September 17, 2003 at 8.40 a.m. 2(2)

About General Electric GE is a diversified technology and services company dedicated to creating products that make life better. The company’s GE Medical Systems division is a $9 billion global leader in medical imaging, healthcare services, and information technology. Its offerings include networking and productivity tools, clinical information systems, patient monitoring systems, surgery and vascular imaging, conventional and digital X-ray, computed tomography, electron beam tomography, magnetic resonance, ultrasound and bone mineral densitometry, positron emission tomography, nuclear medicine, and a comprehensive portfolio of clinical and business services. For more than 100 years, health care providers worldwide have relied on GE Medical Systems for high quality medical technology and productivity solutions. GE operates in more than 100 countries and employs more than 300,000 people worldwide. For more information, visit www.ge.com or gemedical.com.

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This information includes statements relating to the future, which by their nature involve risks, uncertainty and assumptions. The statements relating to the final completion of the combination involves as a risk, inter alia, that the conditions for the final completion of the proposed combination and tender offer are not satisfied and the combination and the tender offer is therefore not finally completed.

For Europe media inquiries, please contact:	Louise Binns	+32 2 235 69 12
For U.S. media inquiries, please contact:	Patrick Jarvis	+1 262 544 3668

INSTRUMENTARIUM CORPORATION

Matti Salmivuori                      Juhani Lassila

DISTRIBUTION

The Helsinki Exchanges
Media

Further information:
Juhani Lassila, Group Treasurer, tel. +358 10 394 3422